Filed pursuant to Rule 424 (b) (3)
Registration #333-112750

A REIT, INC.

Supplement No. 1 dated October 12, 2004

to the Prospectus dated September 17, 2004

      This Supplement No. 1 supplements, modifies and supercedes some of the information contained in our prospectus dated September 17, 2004. Unless we define a term in this Supplement No. 1, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 1 to “us,” “we” or “our company” mean A REIT, Inc. and A REIT, L.P., unless the context otherwise requires.

Potential Property Acquisitions

      On October 11, 2004, our board of directors approved the acquisition of Satellite Place in Atlanta, Georgia from an unaffiliated third-party seller. The Satellite Place property consists of two office buildings totaling 175,000 square feet located at 2400 and 2405 Commerce Street in the northeast submarket of Atlanta. The property is 90% leased to multiple tenants with 30% leased by American Security Insurance Group, 14% by Ricoh Corporation and 14% by Sarcom, Inc. The purchase price for the property is $18,300,000 or $104.70 per square foot. We will pay Triple Net Properties Realty, Inc., an affiliate of Triple Net Properties, LLC, our advisor, an acquisition fee of $550,000, or 3% of the purchase price. Closing of this acquisition is anticipated in the fourth quarter of 2004. Our advisor has made deposits of $450,000 related to this potential acquisition on our behalf.

      Our advisor also is purchasing two other office buildings at Satellite Place on behalf of unaffiliated tenant in common investors in a separate private placement transaction. The buildings will be purchased from the same unaffiliated third-party seller for a purchase price of $11,900,000, or $106 per square foot. Realty will receive a commission of $356,000, or 3% of the purchase price. These two buildings, which are located at 2450 and 2425 Commerce Avenue, total 112,000 square feet.

      We are currently considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

      There can be no assurance that any or all of the conditions will be satisfied.

Credit Facility

      On October 17, 2004, we obtained a new credit facility through LaSalle Bank National Association. The credit facility, which matures on October 27, 2007, consists of a senior facility in the amount of $30,000,000 and a mezzanine facility in the amount of $5,000,000. Advances under the senior facility (1) will be made for the purchase of properties and collateralized by the related property, (2) will bear interest at our choice of the Prime Rate or up to three-month LIBOR plus a margin of 2.50% per annum, declining to 2.25% when we meet certain conditions, including attaining $50,000,000 in net worth, no default on advances, and full compliance with other covenants under the credit facility, (3) are subject to a floor rate of 3.75% per annum, reducing to 3.50% upon achievement of the above conditions and (4) require interest only payments on a monthly basis. Advances under the mezzanine facility (1) will be made for the purchase of properties and collateralized by the related property, (2) will bear interest at our choice of Prime Rate plus 5.75% or up to three-month LIBOR plus 8.00% and (3) require interest only payments on a monthly basis. The senior facility may be used to acquire properties with a maximum loan-to-value of 65%. The mezzanine facility may be used to increase aggregate loan-to-value to 85%. The credit facility provides for an increase in the senior facility up to $100,000,000 in the aggregate provided LaSalle finds other banks willing to participate in the credit facility. In connection with this credit facility, we granted LaSalle a right of first refusal on any permanent financing of properties financed by the credit facility. As of the date hereof, no advances have been made under the credit facility.

Regulatory Investigation

      On September 16, 2004, our advisor, Triple Net Properties, LLC, or Triple Net, learned that the SEC is conducting an investigation captioned In the matter of Triple Net Properties, LLC. The SEC has requested information from Triple Net relating to disclosure in securities offerings (including offerings by G REIT, T REIT and A REIT) and exemption from the registration requirements of the Securities Act of 1933, as amended, for the private offerings in which Triple Net and its affiliated entities were involved. In addition, the SEC has requested financial information regarding these REITs as well as the limited liability companies advised by Triple Net. We and Triple Net intend to cooperate fully with the SEC in its investigation.